UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2013

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Escondida Preliminary results Year ended 30 June 2013 Andrew Mackenzie Chief Executive Officer Graham Kerr Chief Financial Officer 20 August 2013

Disclaimer Forward-looking statements This presentation includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events, conditions, circumstances and the future financial performance of BHP Billiton, including for capital expenditures, production volumes, project capacity, and schedules for expected production. Often, but not always, forward-looking statements can be identified by the use of the words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2012 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission. All estimates and projections in this presentation are illustrative only. Our actual results may be materially affected by changes in economic or other circumstances which cannot be foreseen. Nothing in this presentation is, or should be relied on as, a promise or representation either as to future results or events or as to the reasonableness of any assumption or view expressly or impliedly contained herein. Non-IFRS financial information BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review. UK GAAP financial information Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information. No offer of securities Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Disclaimer Mineral Resources This presentation includes information on Mineral Resources. Mineral Resources are compiled by: J McElroy (MAusIMM), B Nemeth (MAusIMM) – Saskatchewan Potash. This is based on Mineral Resource information as disclosed in the BHP Billiton News Release dated 20 August 2013. All information is reported under the „Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004 (the JORC Code) by the above-mentioned persons who are employed by BHP Billiton and have the required qualifications and experience to qualify as Competent Persons for Mineral Resources or Exploration Results under the JORC Code. The Competent Persons verify that this report is based on and fairly reflects the Exploration Targets and Mineral Resources information in the supporting documentation and agree with the form and context of the information presented. Mineral Resource classifications (100% basis) for each province, where relevant, are contained in Table 1. Table 1 Province Financial year Measured Resource (million tonnes) Indicated Resource (million tonnes) Inferred Resource (million tonnes) BHP Billiton interest (%) Saskatchewan Potash 2013 5,328 @ 25.7% K2O 1,288 @ 25.7% K2O 100 Preliminary results, 20 August 2013 Slide 3

Escondida Port Hedland Preliminary results Year ended 30 June 2013 Preliminary results Year ended 30 June 2013 Andrew Mackenzie Chief Executive Officer 20 August 2013

Key themes We continue to extend our strong track record of operating performance Controllable cash costs reduced by US$2.7 billion in FY13 Group capital and exploration expenditure to decline to US$16.2 billion in FY14 A simplified organisation focused on our major basins will increase productivity and capital efficiency Measured investment at Jansen will create value for shareholders today Our plan will deliver substantial growth in free cash flow and superior returns Preliminary results, 20 August 2013 Slide 5

Sustainability underpins everything we do Health Safety Community Environment Preliminary results, 20 August 2013 Slide 6

Continued improvement in safety performance Total Recordable Injury Frequency (TRIF) (number of recordable injuries per million hours worked) FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 Preliminary results, 20 August 2013 Slide 7

Sustainability underpins everything we do Health Safety Environment Community Preliminary results, 20 August 2013 Slide 8

Robust results reflect record production and substantial productivity gains Underlying EBITDA of US$28.4 billion, down 16% Underlying EBIT of US$21.1 billion, declined by 22% as generally weaker commodity prices reduced Underlying EBIT by US$8.9 billion Attributable profit of US$10.9 billion included net exceptional charges of US$922 million Net operating cash flows of US$18.3 billion, down 25% Capital and exploration expenditure of US$21.71 billion, in line with guidance Underlying return on capital2 of 18% Full year dividend of 116 US cents per share, up 4% 1. Excludes deferred stripping. 2. Excludes capital investment associated with projects not yet in production. Note: Variance relates to the relative performance of BHP Billiton during FY13 compared with FY12. Preliminary results, 20 August 2013 Slide 9

We continue to extend our strong track record of operating performance Production records achieved across seven operations and five commodities in FY13 Western Australia Iron Ore (WAIO) shipments increased by 10% to 189 mt1 Escondida copper production increased by 28% to 1.1 mt1 Queensland Coal production rose by 19% to 52 mt1 Record alumina and manganese ore production Petroleum production increased by 6% to 236 MMboe despite extended maintenance and drilling delays at our non-operated Gulf of Mexico assets We reduced controllable cash costs by a substantial US$2.7 billion in FY13 1. 100% basis. Preliminary results, 20 August 2013 Strong growth in our major businesses

Our differentiated strategy has delivered superior financial returns Consistent growth in our high margin businesses Average EBIT margin of 41% and average return on capital of 29% over 10 years1 CAGR in total shareholder returns of 20% over the same timeframe – 18% CAGR for our progressive base dividend – US$59.1 billion2 returned to shareholders, representing 48% of Underlying earnings Our plan will unlock more cash from our installed capacity and higher returns from fewer incremental investments 1. Calculated over the period from FY04 to FY13 inclusive. 2. Includes buy-backs and dividends. Calculated over the period from FY04 to FY13 inclusive. 3. TSR calculated in US dollar terms. Source: Datastream; BHP Billiton analysis. Strong growth in total shareholder returns3 (TSR, 30 June 2003 = 100) Preliminary results, 20 August 2013 Slide 11

Preliminary results Year ended 30 June 2013 Graham Kerr Chief Financial Officer BMA 20 August 2013

Key themes We continue to extend our strong track record of operating performance Controllable cash costs reduced by US$2.7 billion in FY13 Group capital and exploration expenditure to decline to US$16.2 billion in FY14 A simplified organisation focused on our major basins will increase productivity and capital efficiency Measured investment at Jansen will create value for shareholders today Our plan will deliver substantial growth in free cash flow and superior returns Preliminary results, 20 August 2013 Slide 13

Other items affected underlying profitability 1. Represents variance from FY12. Note: Onshore US rig termination charges, revaluation of embedded derivatives, period end restatement of monetary items in the balance sheet, non-cash adjustment of our Angostura (Trinidad and Tobago) Production Sharing Contract, impairment charges following the suspension of studies and re-evaluation of alternative development options for the Mad Dog Phase 2 project, impairment of project costs associated with the WAIO Tug Harbour project and transaction charges associated with debt market securities. Onshore US Embedded Balance sheet Production Mad Dog Tug Harbour Interest rate rig termination derivatives¹ monetary items¹ Sharing Phase 2 project swaps Contract Preliminary results, 20 August 2013 Slide 14

Successfully managing the factors we control 1.Controllable cash costs comprises costs (rates and usage) and exploration and business development expense; excludes non-cash and one-off items, price linked costs and fuel and energy. Preliminary results, 20 August 2013 Slide 15 EBIT variance (FY13 versus FY12, US$ billion)

Substantial growth in our major basins Volume variance (FY13 versus FY12, US$ million) 1. Excludes new and acquired/ceased and sold operations. Note: Volume variance calculated on Underlying EBIT using previous period margin. Preliminary results, 20 August 2013 Slide 16

Controllable cash costs reduced by US$2.7 billion 1. The variance in controllable cash costs excludes one-off items. Preliminary results, 20 August 2013 Slide 17

Capital and exploration expenditure of US$21.7 billion1 in FY13 Capital and exploration expenditure will decline to US$16.2 billion1 in FY14 –average annual investment at Jansen of US$800 million fits within this envelope Major transactions of US$6.5 billion either announced or completed in FY13 Disciplined management of our capital Expenditure profile for our major projects in execution2 (US$ billion) Significant increase in divestment proceeds3 (US$ billion) 1.Excludes deferred stripping. 2.Forecast capital expenditure for our major projects as reported in the Exploration & Development Report; and includes the Escondida Water Supply Project and investment at Jansen. 3.Includes proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash; and proceeds from sale of property, plant and equipment. 4.Projected proceeds from announced transactions which are yet to be completed. Preliminary results, 20 August 2013 Slide 18

Disciplined management of our capital Capital and exploration expenditure of US$21.7 billion1 in FY13 Capital and exploration expenditure will decline to US$16.2 billion1 in FY14 –average annual investment at Jansen of US$800 million fits within this envelope Major transactions of US$6.5 billion either announced or completed in FY13 Balance sheet remains strong as gearing declined to 29% in H2 FY13 Final dividend increased to 59 US cents per share Strong balance sheet (net gearing, %) Substantial capital returned to shareholders (US$ billion) 1.Excludes deferred stripping. 2.Forecast capital expenditure for our major projects as reported in the Exploration & Development Report; and includes the Escondida Water Supply Project and investment in Jansen. 3.Includes proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash; and proceeds from sale of property, plant and equipment. 4.Projected proceeds from announced transactions which are yet to be completed. Preliminary results, 20 August 2013 Slide 19

A temporary increase in our effective tax rate We paid US$8.5 billion of income and royalty related taxation and US$2.7 billion for other production royalties –included US$200 million of MRRT during the period Effective tax rate, excluding exceptional items, for FY13 was 39.3% –corporate taxation 31.7% –royalty-related taxation 6.0% –foreign exchange impacts 1.6% Based on our current projections, our taxation expense, including royalty-related taxation, as a proportion of pre-tax profit is expected to decline to a range of 33% to 35% in FY141 Attributable profit of US$10.9 billion included net exceptional charges of US$922 million; a number of exceptional items were brought to account in the second half –a further impairment charge of US$379 million for Nickel West –a US$1.1 billion gain on sale for our interests in the East and West Browse Joint Ventures2 –a US$167 million impairment of specific evaluation wells drilled in the Permian basin where performance did not support economic development 1.Excludes the influence of exchange rate movements and adjustments to deferred tax balances associated with the MRRT. 2.Excludes US$211 million recognised in the December 2012 half year. Preliminary results, 20 August 2013 Slide 20

Preliminary results Year ended 30 June 2013 Neptune Andrew Mackenzie Chief Executive Officer 20 August 2013

Key themes We continue to extend our strong track record of operating performance Controllable cash costs reduced by US$2.7 billion in FY13 Group capital and exploration expenditure to decline to US$16.2 billion in FY14 A simplified organisation focused on our major basins will increase productivity and capital efficiency Measured investment at Jansen will create value for shareholders today Our plan will deliver substantial growth in free cash flow and superior returns Preliminary results, 20 August 2013 Slide 22

More balanced global growth and lower rates of investment will support commodity markets bhpbilliton
resourcing the future

- The transition in the Chinese economy is underway
  - we expect GDP growth of 7% to 8% in the short to medium term
- China's capital stock of steel and industrial metals remain at a fraction of the rates observed in developed economies
  - the absolute growth in demand for raw materials in the medium term will be underpinned by continued urbanisation and the associated increase in per capita consumption rates
- On the supply side, the rate of investment in new capacity has slowed substantially
- This dynamic should lead to more balanced rather than oversupplied markets in the medium term

Cumulative consumption 2010[1]


(copper kg/capita)
(steel t/capita)
300
240
180
120
60
0
12
10
8
6
4
2
0
x 5
x 3
China
US
China
US

A sharp decline in sales of large mining trucks


(index, Q1 FY12 = 100)
125
100
75
50
25
0
Q1 FY12
Q2 FY12
Q3 FY12
Q4 FY12
Q1 FY13
Q2 FY13
Q3 FY13
Q4 FY13

1. Cumulative steel and copper consumption is calculated using historical demand adjusted for replacement cycle and indirect trade.
Source: Fraunhofer ISI; The Parker Bay Company database for large mining trucks sales information.

Preliminary results, 20 August 2013 Slide 23

A simplified organisational design Chief Chief Executive Financial Officer Officer President President President Chief President President President President President Aluminium, Governance and Petroleum and Legal HSEC, Marketing People and Iron Ore Coal Copper Manganese and Group Company Potash Counsel and Technology Public Affairs Nickel Secretary Preliminary results, 20 August 2013 Slide 24

Increasing focus on our major basins Contribution to FY13 EBIT Aluminium, Manganese Coal 3% & Nickel 1% Copper 17% Iron Ore 52% Saskatchewan (Potash) Petroleum & Potash Onshore US 27% (Oil & gas) Gulf of Mexico (Oil & gas) WAIO Queensland Coal (Iron ore) (Metallurgical coal) Escondida (Copper) Note: Bubble size represents combined capital expenditure for FY14 and FY15 for continuing operations; excludes Pinto Valley. Preliminary results, 20 August 2013 Slide 25

Iron Ore: optimising our supply chain in the Pilbara Iron ore production is expected to increase by Iron ore production 11% to 188 mt (BHP Billiton share) in FY14 (index, FY09 = 100, BHP Billiton share) – includes a 10% increase at WAIO 200 CAGR +10% 150 100 50 0 FY09 FY10 FY11 FY12 FY13 FY14e Preliminary results, 20 August 2013 Slide 26

Iron Ore: optimising our supply chain in the Pilbara Iron ore production is expected to increase by Utilisation of train load-out 11% to 188 mt (BHP Billiton share) in FY14 (index, July 2012 = 100) 175 – includes a 10% increase at WAIO +20% increase from the March quarter Our productivity drive is in action across the 150 business and has delivered a significant improvement in train load-out utilisation at our 125 Newman mine 100 75 50 25 0 12 12 1212 12 1213 13 13 1313 13 Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Preliminary results, 20 August 2013 Slide 27

Iron Ore: optimising our supply chain in the Pilbara Iron ore production is expected to increase by Jimblebar 11% to 188 mt (BHP Billiton share) in FY14 – includes a 10% increase at WAIO Our productivity drive is in action across the business and has delivered a significant improvement in train load-out utilisation at our Newman mine Jimblebar Mine is expected to deliver first production in Q4 CY13, ahead of schedule – this will match mine and port capacity at 220 mtpa1 The expansion of Jimblebar to 55 mtpa1 and broader debottlenecking of the supply chain will deliver capital efficient growth in capacity to approximately 260 mtpa to 270 mtpa1 1. 100% basis. Preliminary results, 20 August 2013 Slide 28

Petroleum: strong growth in liquids production Petroleum production is expected to increase by Petroleum production 6% to 250 MMboe in FY14 (index, FY09 = 100, BHP Billiton share) 200 – includes 15% growth in Onshore US volumes, CAGR +12% underpinned by an anticipated 75% increase in liquids production 150 100 50 0 FY09 FY10 FY11 FY12 FY13 FY14e Preliminary results, 20 August 2013 Slide 29

Petroleum: strong growth in liquids production Petroleum production is expected to increase by Black Hawk drilling time1 6% to 250 MMboe in FY14 (index, Q1 FY13 = 100) – includes 15% growth in Onshore US volumes, 100 productivity underpinned by an anticipated 75% increase improvement in liquids production of ~30% 80 As we build our experience, we have improved drilling performance at our Onshore US business and substantially increased drilling rates 60 40 20 0 Q1 FY13 Q2 FY13 Q3 FY13 Q4 FY13 1. Drilling time from spud to rig release. Preliminary results, 20 August 2013 Slide 30

Petroleum: strong growth in liquids production Petroleum production is expected to increase by 6% to 250 MMboe in FY14 – includes 15% growth in Onshore US volumes, underpinned by an anticipated 75% increase in liquids production As we build our experience, we have improved drilling performance at our Onshore US business and substantially increased drilling rates Our operated 200 MMcf/d Macedon project commenced gas sales in August 2013 Turrum and North West Shelf North Rankin B projects are expected to be completed before end CY13 The Longford Gas Conditioning Plant and North West Shelf Greater Western Flank-A projects remain on schedule Bass Strait 1. Drilling time from spud to rig release. Preliminary results, 20 August 2013 Slide 31

Copper: Escondida continues to deliver Copper production is expected to remain Copper production unchanged at 1.2 mt (BHP Billiton share) in FY14 (index, FY09 = 100, BHP Billiton share) 125 Escondida production remains on track to deliver 1.3 mt1 of copper in FY15 100 75 50 25 0 FY09 FY10 FY11 FY12 FY13 FY14e 1. 100% basis. Preliminary results, 20 August 2013 Slide 32

Copper: Escondida continues to deliver Copper production is expected to remain Crushing and conveying system performance unchanged at 1.2 mt (BHP Billiton share) in FY14 (index, FY12 daily throughput average = 100) 150 Escondida production remains on track to deliver +13%2 increase major maintenance 1.3 mt1 of copper in FY15 Implementation of our systems and the 125 completion of major maintenance at Escondida has improved crushing and conveying throughput 100 by over 13%2 75 50 25 0 Jul 11 Dec 11 May 12 Oct 12 Mar 13 1. 100% basis. 2. Excludes strike during July 2011 and major maintenance in July 2012. Preliminary results, 20 August 2013 Slide 33

Copper: Escondida continues to deliver Copper production is expected to remain OGP1, Escondida unchanged at 1.2 mt (BHP Billiton share) in FY14 Escondida production remains on track to deliver 1.3 mt(1)of copper in FY15 Implementation of our systems and the completion of major maintenance at Escondida has improved crushing and conveying throughput by over 13%(2) Projects in execution at Escondida will continue to maintain strong momentum – OGP1 is on track for completion in H1 CY15 and will sustain an elevated level of copper production over the remainder of the decade – Escondida Oxide Leach Area Project substantially extends cathode production – Escondida Water Supply Project will deliver sustainable water supply over the long term 1. 100% basis. 2. Excludes strike during July 2011 and major maintenance in July 2012. Preliminary results, 20 August 2013 Slide 34

Coal: a rapid turnaround at Queensland Coal Coal production is expected to increase by 3% to Coal production 114 mt (BHP Billiton share1) in FY14 (index, FY09 = 100, BHP Billiton share1) – energy coal production is expected to remain 125 energy coal metallurgical coal steady at 73 mt – metallurgical coal production is forecast to rise 100 by 9% to 41 mt1 75 50 25 0 FY09 FY10 FY11 FY12 FY13 FY14e 1. Includes 100% of BHP Billiton Mitsui Coal production. BHP Billiton interest in saleable production is 80%. Preliminary results, 20 August 2013 Slide 35

Coal: a rapid turnaround at Queensland Coal Coal production is expected to increase by 3% to Goonyella truck fleet utilisation 114 mt (BHP Billiton share1) in FY14 (index, September 2011 average fleet annualised hours = 100) 150 – energy coal production is expected to remain +25% increase steady at 73 mt – metallurgical coal production is forecast to rise 125 by 9% to 41 mt1 Material movement is a substantial proportion of 100 the Group s cost base – the 25% improvement in truck utilisation at 75 Goonyella illustrates the potential opportunity 50 25 0 Sep 11 Apr 12 Nov 12 Jun 13 1. Includes 100% of BHP Billiton Mitsui Coal production. BHP Billiton interest in saleable production is 80%. Preliminary results, 20 August 2013 Slide 36

Coal: a rapid turnaround at Queensland Coal

bhpbilliton
resourcing the future

- Coal production is expected to increase by 3% to 114 mt (BHP Billiton share[1]) in FY14
  - energy coal production is expected to remain steady at 73 mt
  - metallurgical coal production is forecast to rise by 9% to 41 mt[1]
- Material movement is a substantial proportion of the Group's cost base
  - the 25% improvement in truck utilisation at Goonyella illustrates the potential opportunity
- Queensland Coal capacity is expected to increase to 66 mtpa[2] by end CY14
  - Caval Ridge mine is on track for first production in CY14
  - the review of the Hay Point Stage Three Expansion is now complete


Caval Ridge CPP

1. Includes 100% of BHP Billiton Mitsui Coal production. BHP Billiton interest in saleable production is 80%.
2. 100% basis.

Preliminary results, 20 August 2013

Slide 37

An enviable position in Saskatchewan Preliminary results, 20 August 2013 Slide 38

We remain confident in the long term outlook for potash We expect demand growth of 2% to 3% per Supply deficit in the long term annum to 2030 (million tonnes) demand 2030 Core demand drivers for potash remain in place potential supply gap demand 2020 – a growing global population – greater economic prosperity – changing food consumption patterns All of which require higher yields from constrained arable land We believe the potash price will ultimately reflect the cost of adding new supply CY13e CY20e CY30e existing supply current expansions¹ 1. Current expansions include brownfield and greenfield projects under construction and expected to start-up prior to 2020, excluding Jansen. Source: Fertecon; company reports; BHP Billiton analysis. Preliminary results, 20 August 2013 Slide 39

Investment at Jansen creates tangible value for our shareholders today Investing US$2.6 billion at Jansen Jansen Potash project – the excavation and lining of two shafts will be completed in CY16 – the installation of surface infrastructure and utilities will be completed in CY17 – average annual investment of US$800 million On completion, this will deliver two shafts in the world s best undeveloped ore body – capable of supporting a first quartile operation with capacity of approximately 10 mtpa This investment will substantially de-risk the project We will pursue a development path that maximises returns for our shareholders and this could include the introduction of one or more partners Preliminary results, 20 August 2013 Slide 40

Our plan will deliver substantial growth in free cash flow Our disciplined plan is in action right across the business We have delivered strong volume growth and substantial productivity led cost savings We have committed to a major reduction in capital expenditure having optimised our investment pipeline We are focused on those businesses that generate the highest margins and returns We can actively manage the portfolio for value Our confidence is premised upon an unrivalled portfolio of resources and our talented people Preliminary results, 20 August 2013 Slide 41

Resourcing the future

Appendix

Strength in diversity EBIT margin1 (%) 75 50 25 0 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12² FY13 Petroleum and Potash Copper Iron Ore Coal Aluminium, Manganese and Nickel Group 1. Calculated on the basis of UKGAAP for periods prior to FY05, except for the exclusion of PRRT from Petroleum’s and BHP Billiton Group’s results for all periods. All periods exclude third party trading activities. The Exploration and Technology business has been included in BHP Billiton Group’s results from FY04 to FY05 2. Negative margins are not shown as the y-axis is set at zero. Preliminary results, 20 August 2013 Slide 44

Impact of commodity price movements Total price variance (FY13 versus FY12, US$ million) 0 (27) (521) (555) (1,000) (2,000) (3,000) (3,666) (4,000) (4,126) (5,000) Petroleum Copper Aluminium, Manganese Coal Iron Ore and Nickel Preliminary results, 20 August 2013 Slide 45

A weaker US dollar has hidden implications for Underlying EBIT Foreign exchange gain/(loss) on balance sheet monetary items (US$ million) 0 59 (100) (89) (90) 31 (57) 9 (200) (43) (300) Group and Coal Copper Aluminium, Petroleum and Iron Ore Total unallocated Manganese and Potash Nickel Note: Difference in exchange variance calculated on Underlying EBIT; excludes exchange impact on net costs. Preliminary results, 20 August 2013 Slide 46

Our high quality project pipeline

bhpbilliton
resourcing the future


WAIO Inner Harbour
Broad-meadow
Macedon
WAIO Jimblebar
NWS North Rankin B
Caval Ridge
HPX3
NWS GWF-A
Jansen shaft development
Bass Strait LGCP
FY13
FY14
FY15
FY16
Kipper[1]
WAIO Orebody 24
Daunia
NTP Exp 3
Turrum
Cerrejon P40
Escondida OLAP
Samarco 4
WAIO Port and Rail
Escondida OGP1
Appin Area 9
Iron Ore
Petroleum and Potash
Copper
Coal
Aluminium, Manganese and Nickel
First production
≤ US$500m
> US$500m

1. Facilities ready for first production pending resolution of mercury content.
Note: Escondida Water Supply Project will be commissioned in 2017.

Preliminary results, 20 August 2013 Slide 47

Capital and exploration expenditure

bhpbilliton
resourcing the future

Minerals and conventional oil and gas capital and exploration expenditure

US$ billion	FY04	FY05	FY06	FY07	FY08	FY09	FY10	FY11	FY12	FY13	FY14e[2]
Growth	1.7	2.6	4.0	5.5	6.1	7.3	8.1	9.2	14.4	13.6	
Sustaining and other	0.9	1.3	2.1	1.6	1.8	2.0	1.7	2.2	2.5	2.5	
Exploration	0.5	0.5	0.8	0.8	1.4	1.3	1.3	1.2	2.1	1.3	
Total	**3.1**	**4.4**	**6.9**	**7.9**	**9.3**	**10.6**	**11.1**	**12.6**	**19.0**	**17.4**	**12.9**

Onshore US capital and exploration expenditure

US$ billion	FY04	FY05	FY06	FY07	FY08	FY09	FY10	FY11	FY12[1]	FY13	FY14e[2]
Total								**0.2**	**3.7**	**4.8**	**3.9**

Group capital and exploration expenditure

US$ billion	FY04	FY05	FY06	FY07	FY08	FY09	FY10	FY11	FY12	FY13	FY14e[2]
Total	**3.1**	**4.4**	**6.9**	**7.9**	**9.3**	**10.6**	**11.1**	**12.8**	**22.7**	**22.2**	**16.8**
Less: deferred stripping	(0.2)	(0.2)	(0.4)	(0.3)	(0.5)	(0.5)	(0.2)	(0.4)	(0.8)	(0.5)	(0.6)
Capital and exploration expenditure	**2.9**	**4.2**	**6.5**	**7.6**	**8.8**	**10.1**	**10.9**	**12.4**	**21.9**	**21.7**	**16.2**

1. Includes exploration expenditure of $0.4 billion.
2. FY14 guidance of US$16.2 billion excludes deferred stripping to provide a clear indication of investment expenditure for projects and exploration. A change in accounting standards in FY14 will result in an increase in the rate of deferred stripping capitalised rather than expensed, with no impact on cash flow. This change has not been reflected in the FY14 estimate in the above table.

Note: Capital and exploration expenditure presented on an accruals basis.

Preliminary results, 20 August 2013
Slide 48

Summary of key exchange rate components in tax expense/(income) FY13 FY12 Restatement of expense/(income) expense/(income) US$ million US$ million Current tax payable 250 (91) Deferred tax balances on fixed assets 149 59 Deferred tax balances on US$ debt 85 205 Deferred tax balances on timing differences (71) 29 Other items (98) 48 Total 315 250 Preliminary results, 20 August 2013 Slide 49

Maturity profile analysis Debt balances1 (US$ billion2) 6 5 4 3 2 1 0 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY27 FY28 Post FY28 Jointly US$ Euro Sterling A$ C$ CP Controlled Bonds Bonds Bonds Bonds Bonds Issuance Entities3 Subsidiaries4 % of portfolio 51% 24% 8% 3% 2% 4% 7% 1% Capital Markets 88% Bank Supported 4% Asset Financing 8% 1. Based on debt balances as at 30 June 2013. 2. All debt balances are represented in notional US$ values and based on financial years. 3. Jointly Controlled Entity debt represents BHP Billiton share subject to governing contractual arrangements. 4. Subsidiary debt represents BHP Billiton share of subsidiary debt based on BHP Billiton effective interest. Preliminary results, 20 August 2013 Slide 50

Key net profit sensitivities Approximate impact1 on FY14 net profit after tax of changes of US$ million US$1/t on iron ore price 115 US$1/bbl on oil price 45 US¢10/MMbtu on US gas price 25 US$1/t on metallurgical coal price 25 US¢1/lb on aluminium price 25 US¢1/lb on copper price 20 US$1/t on energy coal price 25 US¢1/lb on nickel price 2 AUD (US¢1/A$) operations2 100 RAND (0.2 Rand/US$) operations2 25 1. Assumes total volume exposed to price. 2. Impact based on average exchange rate for the period. Preliminary results, 20 August 2013 Slide 51

Jansen Potash project Preliminary results, 20 August 2013 Slide 52

Resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc
Date: August 20, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary